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May 5, 2009

Allan Zhang
Chief Financial Officer
Pansoft Co. LTD
3/F Qilusoft Building
1766 Xinluo Avenue
Hi-Tech Zone
Jinan, Shandong, China 250101

Re: **Pansoft Co. LTD**
        Form 8-K filed April 24, 2009
        File No. 001-34168

Dear Mr. Zhang:

     We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

Sincerely,

Melissa Feider
Staff Accountant